Exhibit 99.1

Tronox Reports Fourth Quarter and Full Year 2016 Financial Results

Fourth Quarter Highlights:

•	Revenue of $548 million; GAAP diluted EPS of $1.00; adjusted EPS of ($0.14) (Non-GAAP)

•	Income from operations of $32 million; adjusted EBITDA of $105 million (Non-GAAP)

•	Fourth quarter revenue and adjusted EBITDA both exceeded seasonally stronger third quarter

•	TiO2 segment income from operations of $18 million; adjusted EBITDA of $80 million and free cash flow of $72 million(1)

•	Alkali segment income from operations of $30 million; adjusted EBITDA of $46 million; free cash flow of $28 million(1)

•	TiO2 pigment selling prices up 1 percent sequentially and 7 percent above prior year; record fourth quarter pigment sales volumes

•	Cash of $248 million and total liquidity of $533 million(2)

Full Year Highlights:

•	TiO2 adjusted EBITDA of $236 million and free cash flow of $259 million(1)

•	Alkali adjusted EBITDA of $149 million and free cash flow of $111 million(1)

•	TiO2 Operational Excellence program generated aggregate cash of $298 million sourced from $156 million of cost reductions and $142 million of working capital reductions in 2016

(1) Free cash flow equals cash flow provided by (used in) operating activities less capital expenditures (Non-GAAP)
(2) Total liquidity includes cash on hand and availability under current revolvers

STAMFORD, Conn., (February 21, 2017) – Tronox Limited (NYSE:TROX) reported revenue of $548 million for the fourth quarter 2016, more than both the $535 million reported in the fourth quarter 2015 and $533 million reported in the third quarter 2016.  Income from operations of $32 million improved from an operating loss of $38 million in the year-ago quarter and income from operations of $25 million in the prior quarter.  Net income attributable to Tronox Limited of $122 million, or $1.00 per diluted share, which included a corporate reorganization tax benefit and restructuring benefit of $138 million, or $1.14 per diluted share, improved from a net loss attributable to Tronox Limited of $90 million, or ($0.78) per diluted share in the year-ago quarter and a net loss attributable to Tronox Limited of $40 million, or ($0.35) per diluted share in the prior quarter.  Adjusted net loss attributable to Tronox Limited (Non-GAAP) was $16 million, or ($0.14) per diluted share.  Adjusted EBITDA of $105 million improved by $45 million from $60 million in the year-ago quarter by $7 million from $98 million in the prior quarter.

Tom Casey, chairman and CEO of Tronox, said: “Our fourth quarter performance provided a strong finish to 2016.  Our revenue increased both year-on-year and compared to the seasonally stronger third quarter.  Our adjusted EBITDA increased 75 percent from the fourth quarter 2015 and exceeded our third quarter performance by 7 percent.  Our TiO2 and Alkali businesses combined to deliver $126 million of adjusted EBITDA and $100 million of free cash flow.  Driving the performance in TiO2 were our highest fourth quarter and month of December pigment sales volumes on record, higher selling prices, which increased 1 percent sequentially and 7 percent above prior year and continued substantial cost reductions resulting from its Operational Excellence program.  Alkali’s performance was driven by higher production volumes, lower operating costs and increased production efficiencies.  Our cash generation performance further strengthened our balance sheet, as we closed the quarter with $248 million of cash on hand and liquidity of $533 million.”

Casey continued, “We have said that 2016 marked the recovery in global TiO2 markets.  Our strong performance in the fourth quarter continued to provide strong evidence of that.  We expect the momentum generated last year to continue in 2017 based on our belief that pigment inventories, in the aggregate, are at or below normal levels at both customer and producer locations across the globe resulting in a continued tight supply-demand balance.”

The Tronox Board of Directors declared quarterly dividend of $0.045 per share payable on March 17, 2017 to shareholders of record of company’s Class A and Class B ordinary shares at close of business on March 6, 2017.

Fourth Quarter 2016

Tronox TiO2

TiO2 segment revenue of $352 million was 5 percent higher than $336 million in the year-ago quarter, driven primarily by higher pigment selling prices and sales volumes.  Pigment sales of $246 million increased 11 percent compared to $221 million in the year-ago quarter, as record fourth quarter sales volumes increased 4 percent and average selling prices increased 7 percent (8 percent on a local currency basis).  Pigment sales volumes and selling prices increased in all regions.  Titanium feedstock and co-products sales of $92 million compare to $93 million in the year-ago quarter.  CP titanium slag sales volumes increased 50 percent above the year-ago quarter while selling prices were 1 percent lower.  Zircon sales volumes increased 17 percent and selling prices were 11 percent lower than year-ago levels.  Sales volumes for natural rutile were 29 percent lower while selling prices increased 6 percent.  Pig iron sales volumes were 24 percent lower and selling prices increased 3 percent.

Compared sequentially, TiO2 segment revenue of $352 million increased 4 percent versus $339 million in the third quarter, driven by higher pigment selling prices and higher sales volumes for CP titanium slag, zircon and pig iron.  Pigment sales of $246 in the seasonally lighter fourth quarter were 5 percent lower than sales of $260 million in the third quarter.  Sales volumes were 6 percent lower while selling prices improved 1 percent sequentially (2 percent on a local currency basis).  Selling prices were sequentially higher in Asia-Pacific, Europe and Latin America and level in North America.  Titanium feedstock and co-products sales of $92 million increased 44 percent compared to $64 million in the third quarter led by higher sales volumes for CP titanium slag, zircon and pig iron.  There were CP titanium slag sales to third parties in the fourth quarter whereas there were no sales in the prior quarter.  Zircon sales volumes increased 26 percent and selling prices were level to the prior quarter. Natural rutile sales volumes were 3 percent lower while selling prices increased 5 percent.  Pig iron sales volumes increased 57 percent and selling prices were 6 percent lower.

TiO2 segment adjusted EBITDA of $80 million more than doubled from $36 million in the year-ago quarter driven by higher pigment sales volumes and selling prices, significant cost reductions resulting from its Operational Excellence program and the benefit of higher pigment production efficiency and plant utilization.  Compared sequentially, adjusted EBITDA of $80 million improved by 7 percent from $75 million in the third quarter, driven by higher feedstock and co-products sales volumes coupled with higher pigment selling prices.

TiO2 segment income from operations of $18 million improved from a loss of $65 million in the year-ago quarter and compares to income from operations of $18 million in the prior quarter.  With cash provided by operating activities of $98 million and capital expenditures of $26 million, TiO2 delivered free cash flow of $72 million in the fourth quarter.

Tronox Alkali

Alkali segment revenue of $196 million compared to $199 million in the year-ago quarter as sales volumes were level to the year-ago quarter and selling prices were 2 percent lower.  In the domestic market, sales volumes declined 2 percent due to the timing of sales while selling prices remained level.  In export markets, sales volumes increased 3 percent driven by strong demand in Asia-Pacific and Latin America.  Selling prices in export markets were 3 percent lower, primarily due to lower Asia-Pacific selling prices.  However, Chinese soda ash producers’ input costs, such as for coal, increased in the fourth quarter resulting in significant increases in Chinese domestic selling prices in the quarter.  Chinese export selling price increases typically lag price increases in its domestic market.

Compared sequentially, Alkali revenue of $196 million increased 1 percent from $194 million in the third quarter, as sales volumes increased 3 percent driven by higher production while selling prices were 2 percent lower.  Domestic sales volumes declined 1 percent due to the timing of sales while selling prices declined 2 percent due to customer mix.  Export sales volumes increased 7 percent driven by strong demand in Asia-Pacific while selling prices were 1 percent lower than the third quarter.

Alkali segment adjusted EBITDA of $46 million increased from $38 million in the year-ago quarter driven by higher production volumes, lower operating costs and higher plant efficiencies.  Compared sequentially, Alkali segment adjusted EBITDA of $46 million improved from $40 million in the third quarter, benefiting from higher production volumes and lower operating costs.

Alkali segment income from operations of $30 million improved from $23 million in the year-ago quarter and $23 million in the prior quarter.  With cash provided by operating activities of $33 million and capital expenditures of $5 million, Alkali delivered free cash flow of $28 million in the fourth quarter.

Corporate

Corporate loss from operations was $16 million in the fourth quarter compared to income from operations of $4 million in the year-ago quarter and a loss from operations of $16 million in the third quarter.  The $4 million income from operations in the year-ago quarter resulted from a change in segment allocation booked in that quarter.  Corporate adjusted EBITDA was ($21) million compared to adjusted EBITDA of ($14) million in the year-ago quarter and adjusted EBITDA of ($17) million in the prior quarter.  Corporate cash used in operations was $43 million and capital expenditures were $1 million in the quarter.

Consolidated

Selling, general and administrative expenses were $59 million in the fourth quarter compared to $46 million in the year-ago quarter and $54 million in the prior quarter.  Interest and debt expense was $46 million in the fourth quarter compared to $45 million in the year-ago quarter and $46 million in the prior quarter.  On December 31, 2016, gross consolidated debt was $3,054 million, and debt, net of cash and cash equivalents, was $2,806 million.  Liquidity was $533 million and cash and cash equivalents on the balance sheet were $248 million.  Capital expenditures were $32 million and depreciation, depletion and amortization expense was $61 million.

Full Year 2016

For the full-year 2016, revenue was $2,093 million compared to revenue of $2,112 million in 2015. Income from operations of $36 million improved significantly from a loss from operations of $118 million in the prior year.  Net loss attributable to Tronox Limited of $59 million, or ($0.50) per diluted share, which included a corporate reorganization tax benefit, restructuring expense and a gain on the extinguishment of debt of $110 million, or $0.94 per diluted share, improved from a net loss attributable to Tronox Limited of $318 million, or ($2.75) per diluted share, which included acquisition related expense and restructuring expense of $57 million, or $0.49 per diluted share, in the prior year.  Adjusted net loss attributable to Tronox Limited of $169 million, or ($1.44) per diluted share improved from an adjusted net loss attributable to Tronox Limited of $261 million, or ($2.26) per diluted share.  Adjusted EBITDA was $314 million compared to adjusted EBITDA of $272 million in prior year.

Tronox TiO2

TiO2 segment revenue of $1,309 million was 13 percent lower than $1,510 million in the prior year, primarily the result of lower sales volumes and selling prices for titanium feedstock and co-products and lower pigment selling prices, partially offset by higher pigment sales volumes.  Income from operations of $6 million improved from a loss from operations of $123 million in the prior year driven primarily by $73 million of cost reductions from its Operational Excellence program, higher pigment sales volumes and increased pigment plant efficiencies.  Adjusted EBITDA of $236 million improved from $215 million in the prior year.  Cash provided by operating activities of $343 million benefited from $156 million of aggregate cost reductions and $142 million of aggregate working capital reductions.  With cash provided by operating activities of $343 million and capital expenditures of $84 million, TiO2 delivered free cash flow of $259 million.

Tronox Alkali

Alkali segment revenue of $784 million increased from $602 million in the prior year due to a full year of revenue in 2016, as compared to nine months in 2015, coupled with higher domestic selling prices, partially offset by lower export selling prices.  Income from operations of $84 million increased from $69 million in the prior year also primarily due to an additional quarter of operating results in the current year.  Alkali segment adjusted EBITDA of $149 million improved from $129 million in prior year due to an additional quarter of EBITDA and lower overhead spending, partially offset by lower export selling prices and one-time costs, including a second quarter shared services agreement transition.  With cash provided by operating activities of $144 million and capital expenditures of $33 million, Alkali delivered free cash flow of $111 million.

Corporate

Corporate loss from operations was $54 million, down from a loss from operations of $64 million in the prior year.  Corporate adjusted EBITDA was ($71) million compared to adjusted EBITDA of ($72) million in the prior year.

Consolidated

Selling, general and administrative expenses for the year were $210 million compared to $217 million in the prior year.  Interest and debt expense of $184 million compared to $176 million last year.  On December 31, 2016, gross consolidated debt was $3,054 million, and debt, net of cash and cash equivalents, was $2,806 million.  Liquidity was $533 million including cash and cash equivalents on the balance sheet of $248 million.  Capital expenditures for the year were $119 million compared to $191 million in the prior year.  Depreciation, depletion and amortization expense was $236 million compared to $294 million in the prior year.

Webcast Conference Call

Tronox will conduct a conference call on Tuesday, February 21, at 8:30 a.m. ET (New York) to discuss the announced agreement for the acquisition of Cristal’s TiO2 business and review its fourth quarter 2016 financial performance.  The live call is open to the public via Internet broadcast and telephone.

Internet Broadcast:  http://www.tronox.com/
Dial-in telephone numbers:
U.S. / Canada: +1.877.831.3840
International: +1.253.237.1184
Conference ID: 60414852

Conference Call Presentation Slides will be used during the conference call and are available on our website at http://www.tronox.com/

Webcast Conference Call Replay: Available via the Internet and telephone beginning on Tuesday, February 21, at 11:30 a.m. ET (New York), until 10:30 p.m. ET (New York), on Sunday, February 26, 2017

Internet Replay: www.tronox.com
Replay dial-in telephone numbers:
U.S. / Canada: +1.855.859.2056
International: +1.404.537.3406
Conference ID: 60414852

Upcoming Conferences

During the first quarter 2017 a member of management is scheduled to present at the following conferences:

•	Alembic Global Chemicals Conference, Deer Valley, UT, March 2-3, 2017

•	Goldman Sachs Chemicals Intensity Day, Houston, March 21, 2017

•	Barclays Materials ROC Stars Conference, New York, March 29, 2017

Accompanying conference materials will be available at http://investor.tronox.com

About Tronox

Tronox Limited operates two vertically integrated mining and inorganic chemical businesses. Tronox TiO2 mines and processes titanium ore, zircon and other minerals, and manufactures titanium dioxide pigments that add brightness and durability to paints, plastics, paper, and other everyday products. Tronox Alkali mines trona ore and manufactures natural soda ash, sodium bicarbonate, caustic soda, and other compounds which are used in the production of glass, detergents, baked goods, animal nutrition supplements, pharmaceuticals, and other essential products.  For more information, visit www.tronox.com

Forward Looking Statements

Statements in this release that are not historical are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are subject to known and unknown risks, uncertainties and assumptions about us, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. These and other risk factors are discussed in the company’s filings with the Securities and Exchange Commission (SEC), including those under the heading entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2015 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016.

Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for our management to predict all risks and uncertainties, nor can management assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Neither we nor any other person assumes responsibility for the accuracy or completeness of any of these forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Unless otherwise required by applicable laws, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information or future developments.

Use of Non-U.S. GAAP Financial Information

To provide investors and others with additional information regarding Tronox Limited’s operating results, we have disclosed in this press release certain non-U.S. GAAP financial measures, including EBITDA, Adjusted EBITDA, free cash flow and adjusted net loss attributable to Tronox.  These non-U.S. GAAP financial measures are a supplement to and not a substitute for or superior to, the company’s results presented in accordance with U.S. GAAP.  The non-U.S. GAAP financial measures presented by the company may be different than non-U.S. GAAP financial measures presented by other companies.  The non-U.S. GAAP financial measures are provided to enhance the user’s overall understanding of the company’s operating performance. Specifically, the company believes the non-U.S. GAAP information provides useful measures to investors regarding the company’s financial performance by excluding certain costs and expenses that the company believes are not indicative of its core operating results.  The presentation of these non-U.S. GAAP financial measures are not meant to be considered in isolation or as a substitute for results or guidance prepared and presented in accordance with U.S. GAAP.  A reconciliation of the non-U.S. GAAP financial measures to U.S. GAAP results is included herein.

Management believes these non-U.S. GAAP financial measures:

•
Reflect Tronox Limited’s ongoing business in a manner that allows for meaningful period-to-period comparison and analysis of trends in its business, as they exclude income and expense that are not reflective of ongoing operating results;

•
Provide useful information to investors and others in understanding and evaluating Tronox Limited’s operating results and future prospects in the same manner as management and in comparing financial results across accounting periods;

•
Provide additional view of the operating performance of the company by adding interest expenses, taxes, depreciation, depletion and amortization to the net income. Further adjustments due to purchase accounting and stock-based compensation charges attempt to exclude items that are either non-cash or unusual in nature;

•	Assist investors to assess the company’s compliance with financial covenants under its debt instruments;

•
Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. Adjusted EBITDA is not a recognized term under U.S. GAAP and does not purport to be an alternative to measures of our financial performance as determined in accordance with U.S. GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than Tronox, EBITDA may not be, and Adjusted EBITDA as presented in this release is not, comparable to similarly titled measures reported by other companies, and

•
We believe that the non-U.S. GAAP financial measure “Adjusted net loss attributable to Tronox Limited” and its presentation on a per share basis provide useful information about our operating results to investors and securities analysts. We also believe that excluding the effects of these items from operating results allows management and investors to compare more easily the financial performance of our underlying businesses from period to period.

Media Contact: Bud Grebey
 Direct: +1.203.705.3721

Investor Contact: Brennen Arndt
 Direct: +1.203.705.3722

TRONOX LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS (US GAAP)
(UNAUDITED)
(Millions of U.S. dollars, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Net sales	$548	$535	$2,093	$2,112
Cost of goods sold	458	513	1,846	1,992
Gross profit	90	22	247	120
Selling, general, and administrative expenses	(59)	(46)	(210)	(217)
Restructuring expense	1	(14)	(1)	(21)
Income (loss) from operations	32	(38)	36	(118)
Interest and debt expense, net	(46)	(45)	(184)	(176)
Gain on extinguishment of debt	—	—	4	—
Other income (expense), net	(6)	6	(29)	28
Loss before income taxes	(20)	(77)	(173)	(266)
Income tax benefit (provision)	144	(12)	115	(41)
Net income (loss)	124	(89)	(58)	(307)
Net income attributable to noncontrolling interest	2	1	1	11
Net income (loss) attributable to Tronox Limited	$122	$(90)	$(59)	$(318)

Income (loss) per share:
Basic	$1.04	$(0.78)	$(0.50)	$(2.75)
Diluted	$1.00	$(0.78)	$(0.50)	$(2.75)
Weighted average shares outstanding (in thousands):
Basic	116,319	115,673	116,161	115,566
Diluted	120,881	115,673	116,161	115,566

Other Operating Data:
Capital expenditures	$32	$50	$119	$191
Depreciation, depletion and amortization expense	$61	$72	$236	$294

TRONOX LIMITED
RECONCILIATION OF NON-U.S. GAAP FINANCIAL MEASURES
(UNAUDITED)
(Millions of U.S. dollars, except share and per share data)

RECONCILIATION OF NET LOSS
ATTRIBUTABLE TO TRONOX LIMITED  (U.S. GAAP)
TO ADJUSTED NET LOSS
ATTRIBUTABLE TO TRONOX LIMITED (NON-U.S. GAAP)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Net income (loss) attributable to Tronox Limited (U.S. GAAP)	$122	$(90)	$(59)	$(318)

Acquisition related matters (a)	—	—	—	36
Restructuring expense (b)	(1)	14	1	21
Gain on extinguishment of debt (c)	—	—	(4)	—
Tax impact of reorganization (d)	(137)	—	(107)	—
Adjusted net loss attributable to Tronox Limited (non-U.S. GAAP)(e)	$(16)	$(76)	$(169)	$(261)

Diluted income (loss) per share attributable to Tronox Limited (U.S. GAAP)	$1.00	$(0.78)	$(0.50)	$(2.75)

Acquisition related expense, per share	—	—	—	0.31
Restructuring expense, per share	(0.01)	0.12	0.01	0.18
Gain on extinguishment of debt, per share	—	—	(0.03)	—
Tax impact of reorganization, per share	(1.13)	—	(0.92)	—
Diluted adjusted loss per share attributable to Tronox Limited (non-U.S. GAAP)	$(0.14)	$(0.66)	$(1.44)	$(2.26)

Weighted average shares outstanding, diluted (in thousands)	120,881	115,673	116,161	115,566

(a)
One-time non-operating items and the effect of acquisition. During 2015, transaction costs consist of costs associated with the acquisition of the Alkali business, including banking, legal and professional fees. During the year ended December 31, 2015, $9 million, $19 million and $8 million was recorded in “Cost of goods sold”,  “Selling, general and administrative expenses” and “Interest and debt expense, net”, respectively, in the unaudited Consolidated Statements of Operations.

(b)
Represents severance costs associated with the shutdown of our sodium chlorate plant and other global TiO2 restructuring efforts, which was recorded in “Restructuring expense” in the unaudited Consolidated Statements of Operations.

(c)
Represents the gain associated with the repurchase of $20 million face value of the Senior Notes due 2020 and Senior Notes 2022, which was recorded in “Gain on extinguishment of debt” in the unaudited Consolidated Statements of Operations.

(d)
Represents the benefit of corporate reorganization recorded in the unaudited Consolidated Statements of Operations. For the three months ended December 31, 2016 we recorded a tax benefit of $139 million offset by a foreign currency remeasurement loss of $2 million. For the year ended December 31, 2016 we recorded a tax benefit of $110 million offset by a foreign currency remeasurement loss of $3 million.

(e)	No income tax impact given full valuation allowance except for South Africa restructuring related costs of less than $1 million.

TRONOX LIMITED
SEGMENT INFORMATION
(UNAUDITED)
(Millions of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
TiO2 segment	$352	$336	$1,309	$1,510
Alkali segment	196	199	784	602
Net sales	$548	$535	$2,093	$2,112

TiO2 segment	$18	$(65)	$6	$(123)
Alkali segment	30	23	84	69
Corporate	(16)	4	(54)	(64)
Income (loss) from operations	32	(38)	36	(118)
Interest and debt expense, net	(46)	(45)	(184)	(176)
Gain on extinguishment of debt	—	—	4	—
Other income (expense), net	(6)	6	(29)	28
Loss before income taxes	(20)	(77)	(173)	(266)
Income tax benefit (provision)	144	(12)	115	(41)
Net income (loss)	124	(89)	(58)	(307)
Net income attributable to noncontrolling interest	2	1	1	11
Net income (loss) attributable to Tronox Limited	$122	$(90)	$(59)	$(318)

TRONOX LIMITED
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)
(Millions of U.S. dollars, except share and per share data)

ASSETS	December 31 2016	December 31 2015
Current Assets
Cash and cash equivalents	$248	$229
Restricted cash	3	5
Accounts receivable, net of allowance for doubtful accounts	421	391
Inventories, net	532	630
Prepaid and other assets	49	46
Total current assets	1,253	1,301

Noncurrent Assets
Property, plant and equipment, net	1,831	1,843
Mineral leaseholds, net	1,607	1,604
Intangible assets, net	223	244
Inventories, net	14	12
Other long-term assets	22	23
Total assets	$4,950	$5,027

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable	$181	$159
Accrued liabilities	174	180
Short-term debt	150	150
Long-term debt due within one year	16	16
Income taxes payable	1	43
Total current liabilities	522	548

Noncurrent Liabilities
Long-term debt	2,888	2,910
Pension and postretirement healthcare benefits	122	141
Asset retirement obligations	73	77
Long-term deferred tax liabilities	152	143
Other long-term liabilities	32	98
Total liabilities	3,789	3,917

Contingencies and Commitments
Shareholders’ Equity
Tronox Limited Class A ordinary shares, par value $0.01 — 65,998,306 shares issued and 65,165,672 shares outstanding at December 31, 2016 and 65,443,363 shares issued and 64,521,851 shares outstanding at December 31, 2015	1	1

Tronox Limited Class B ordinary shares, par value $0.01 — 51,154,280 shares issued and outstanding at December 31, 2016 and December 31, 2015.	—	—
Capital in excess of par value	1,524	1,500
Accumulated deficit / retained earnings	(13)	93
Accumulated other comprehensive loss	(495)	(596)
Total shareholders’ equity	1,017	998
Noncontrolling interest	144	112
Total equity	1,161	1,110
Total liabilities and equity	$4,950	$5,027

TRONOX LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)
(Millions of U.S. dollars)

	Year Ended December 31,
	2016	2015
Cash Flows from Operating Activities:
Net loss	$(58)	$(307)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, depletion and amortization	236	294
Tax impact of reorganization	(107)	—
Deferred income taxes	(9)	—
Share-based compensation expense	25	22
Amortization of deferred debt issuance costs and discount on debt	11	11
Pension and postretirement healthcare benefit expense	8	5
Gain on extinguishment of debt	(4)	—
Amortization of fair value inventory step-up	—	9
Other	55	(4)
Contributions to employee pension and postretirement plans	(25)	(17)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable	(27)	20
(Increase) decrease in inventories	111	157
(Increase) decrease in prepaid and other assets	(9)	18
Increase (decrease) in accounts payable and accrued liabilities	8	(12)
Increase (decrease) in income taxes payable	(4)	20
Cash provided by operating activities	211	216

Cash Flows from Investing Activities:
Capital expenditures	(119)	(191)
Proceeds from the sale of assets	2	1
Acquisition of business	—	(1,650)
Cash used in investing activities	(117)	(1,840)

Cash Flows from Financing Activities:
Repayments of debt	(31)	(18)
Proceeds from debt	—	750
Debt issuance costs	—	(15)
Dividends paid	(46)	(117)
Proceeds from the exercise of warrants and options	—	3
Cash provided by (used in) financing activities	(77)	603
Effects of exchange rate changes on cash and cash equivalents	2	(26)
Net increase (decrease) in cash and cash equivalents	19	(1,047)
Cash and cash equivalents at beginning of period	229	1,276
Cash and cash equivalents at end of period	$248	$229

TRONOX LIMITED
CONDENSED STATEMENT OF FREE CASH FLOWS (NON-U.S. GAAP)
(UNAUDITED)
(Millions of U.S. dollars)

	Three Months Ended December 31, 2016				Year Ended December 31, 2016
	TiO2	Alkali	Corporate	Consolidated	TiO2	Alkali	Corporate	Consolidated
Operating income (loss) (U.S. GAAP)	$18	$30	$(16)	$32	$6	$84	$(54)	$36
Depreciation, depletion and amortization expense	44	15	2	61	171	59	6	236
Other	18	1	(7)	12	59	6	(23)	42
Adjusted EBITDA (non-U.S. GAAP)	$80	$46	$(21)	$105	$236	$149	$(71)	$314

Adjusted EBITDA (non-U.S. GAAP)	$80	$46	$(21)	$105	$236	$149	$(71)	$314
Interest paid, net of capitalized interest and interest income	—	—	(16)	(16)	—	—	(170)	(170)
Income tax benefit	—	—	144	144	—	—	115	115
Contributions to employee pension and postretirement plans	(4)	(1)	—	(5)	(19)	(6)	—	(25)
Tax impact of reorganization	—	—	(137)	(137)	—	—	(107)	(107)
Deferred income taxes	—	—	(5)	(5)	—	—	(9)	(9)
Other	8	10	(31)	(13)	28	10	(24)	14

Changes in assets and liabilities
(Increase) decrease in accounts receivable	(18)	(10)	—	(28)	(21)	(6)	—	(27)
(Increase) decrease in inventories	13	—	—	13	107	4	—	111
(Increase) decrease in prepaid and other assets	(3)	(1)	—	(4)	(8)	(4)	3	(9)
Increase (decrease) in accounts payable and accrued liabilities	22	(11)	25	36	20	(3)	(9)	8
Increase (decrease) in income taxes payable	—	—	(2)	(2)	—	—	(4)	(4)
Subtotal	14	(22)	23	15	98	(9)	(10)	79

Cash provided by (used in) operating activities (U.S. GAAP)	98	33	(43)	88	343	144	(276)	211

Capital expenditures	(26)	(5)	(1)	(32)	(84)	(33)	(2)	(119)
Free cash flow (non-U.S. GAAP)	$72	$28	$(44)	$56	$259	$111	$(278)	$92

TRONOX LIMITED
RECONCILIATION OF NET LOSS TO EBITDA AND ADJUSTED EBITDA (NON-U.S. GAAP)
(UNAUDITED)
(Millions of U.S. dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Net income (loss) (U.S. GAAP)	$124	$(89)	$(58)	$(307)
Interest and debt expense, net	46	45	184	176
Interest income	(1)	(2)	(3)	(7)
Income tax benefit (provision)	(144)	12	(115)	41
Depreciation, depletion and amortization expense	61	72	236	294
EBITDA (non-U.S. GAAP)	86	38	244	197
Amortization of inventory step-up from purchase accounting (a)	—	—	—	9
Alkali transaction costs (b)	—	—	—	29
Share-based compensation (c)	6	5	25	22
Restructuring expense (d)	(1)	14	1	21
Gain on extinguishment of debt (e)	—	—	(4)	—
Foreign currency remeasurement (f)	—	(5)	32	(21)
Other items (g)	14	8	16	15
Adjusted EBITDA (non-U.S. GAAP) (h)	$105	$60	$314	$272

(a)
Amortization of inventory step-up from purchase accounting related to the acquisition of the Alkali business which is included in “Cost of goods sold” in the unaudited Condensed Consolidated Statements of Operations.

(b)	One-time non-operating items and the effect of acquisition which is included in “Selling, general and administrative expenses” in the unaudited Condensed Consolidated Statements of Operations.
(c)	Represents non-cash share-based compensation.
(d)
Represents severance and other costs associated with the shutdown of our sodium chlorate plant, and other global TiO2 restructuring efforts, and the Alkali Transaction which was recorded in “Restructuring expense” in the unaudited Condensed Consolidated Statements of Operations.

(e)
Represents the gain associated with the repurchase of $20 million face value of the our Senior Notes due 2020 and Senior Notes 2022, which was recorded in “Gain on extinguishment of debt” in the unaudited Condensed Consolidated Statements of Operations.

(f)	Represents foreign currency remeasurement which is included in “Other income (expense), net” in the unaudited Condensed Consolidated Statements of Operations.
(g)
Includes noncash pension and postretirement costs, severance expense, adjustment of transfer tax related to the Exxaro Transaction, insurance settlement gain, and other items included in “Selling general and administrative expenses” and “Cost of goods sold” in the unaudited Condensed Consolidated Statements of Operations.

(h)	No income tax impact given full valuation allowance except for South Africa restructuring related costs of less than $1 million.

The following table reconciles income (loss) from operations, the comparable measure for segment reporting under U.S. GAAP, to Adjusted EBITDA by segments for the periods presented:

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
Tio2 segment	18	(65)	6	(123)
Alkali segment	30	23	84	69
Corporate	(16)	4	(54)	(64)
Income (loss) from operations (U.S. GAAP)	32	(38)	36	(118)

Tio2 segment	44	57	171	246
Alkali segment	15	14	59	42
Corporate	2	1	6	6
Depreciation, depletion and amortization expense	61	72	236	294

Tio2 segment	18	44	59	92
Alkali segment	1	1	6	18
Corporate	(7)	(19)	(23)	(14)
Other	12	26	42	96

Tio2 segment	80	36	236	215
Alkali segment	46	38	149	129
Corporate	(21)	(14)	(71)	(72)
Adjusted EBITDA (non-U.S. GAAP)	$105	$60	$314	$272